TASEKO ANNOUNCES ANNUAL GENERAL MEETING RESULTS AND
SENIOR MANAGEMENT APPOINTMENTS

June 14, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the

"Company") today announced the voting results from its 2019 Annual General Meeting held Thursday, June 13, 2019 in Vancouver, British Columbia. Additionally, the Company announces the following executive management appointments, which are effective immediately. Stuart McDonald, currently Taseko’s Chief Financial Officer, will become President of the Company and Russell Hallbauer will remain as Chief Executive Officer. Bryce Hamming, currently Director of Corporate Finance, has been appointed Chief Financial Officer and Richard Tremblay, currently the VP and General Manager of Taseko’s Gibraltar Mine will become Vice President, Operations.

Russell Hallbauer, CEO of Taseko commented, "Stuart has been with the Company for six years and over that time has been taking on more responsibilities preparing him to take on the role of President, as the Company embarks on its next stage of growth. Having successfully led the bond refinancing in 2017 and other finance and corporate development initiatives, he is well suited for raising the necessary capital to allow the Company to move forward with our growth strategy. Bryce, whose career has included corporate finance roles in mining and similar industries as well as banking, will also be an important part of the management team going forward."

Mr. Hallbauer continued, "Our operational strength at head office will be enhanced with the addition of Richard who has 30 years of experience in mining operations, with a strong background in open pit mines in B.C., Ontario and Quebec. Along with John McManus, our Chief Operating Officer, we have the necessary skills and experience to advance our projects through to becoming operating assets."

A total of 165,137,949 common shares were voted at the Annual General Meeting, representing 67.1% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	% of Votes in Favour
Anu Dhir	96.5%
Robert Dickinson	95.2%
Russell Hallbauer	96.4%
Alexander Morrison	96.7%
Richard Mundie	96.7%
Kenneth Pickering	96.5%
Ronald Thiessen	95.3%

Detailed voting results for the 2018 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
Chief Executive Officer

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
  our reliance upon key personnel; and
  uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.